OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Optika Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683973101

(Cusip Number)

Gregg A. Waldon
Stellent, Inc.
7777 Golden Triangle Drive
Eden Prairie, Minnesota 55344

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6838731 10 1			13D	Page 2 of 33

1.	Name of Reporting Person: Stellent, Inc.		I.R.S. Identification Nos. of Above Persons (entities only): 41-1652566

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,680,144 shares of common stock (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,680,144 shares of common stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.6%

14.	Type of Reporting Person (See Instructions): CO

(1) Beneficial ownership of the common stock, par value $0.001 per share (the "Optika Common Stock”), of Optika Inc., a Delaware corporation (“Optika”), referred to herein is being reported hereunder solely because Stellent, Inc., a Minnesota corporation (“Stellent”), may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4. Neither the filing of this statement nor any of its contents will be deemed to constitute an admission by Stellent that it is the beneficial owner of any of the Optika capital stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. This includes 184,800 shares of Optika Common Stock, 695,258 shares of Series A-1 Convertible Preferred Stock of Optika, par value $0.001 per share (the “Optika Preferred Stock”), and the issuance of 1,452,457 shares of Optika Common Stock upon the exercise of outstanding options that either are vested or will vest within 60 days of January 11, 2004. Each share of Optika Preferred Stock currently converts into 1.5 shares of Optika Common Stock pursuant to the terms of Optika’s Certificate of Designation of Series A-1 Convertible Preferred Stock (the “Certificate of Designation”).

(2) The calculation of the foregoing percentage is based on 9,335,061 shares of Optika Common Stock outstanding and 731,851 shares of Optika Preferred Stock outstanding as of January 11, 2004 as represented by Optika and the issuance of 1,452,457 shares of Optika Common Stock upon the exercise of outstanding options that either are vested or will vest within 60 days of January 11, 2004.

Item 1. Security And Issuer.

     This statement, relating to the Optika Common Stock, and the Optika Common Stock issuable upon conversion of Optika Preferred Stock, is being filed by and on behalf of Stellent. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in this statement. The principal executive offices of Optika are located at 7450 Campus Drive, Suite 200, Colorado Springs, Colorado 80920.

Item 2. Identity and Background.

     (a), (b) This statement is being filed by Stellent, Inc., a Minnesota corporation. The address of the principal office and principal business of Stellent is 7777 Golden Triangle Drive, Eden Prairie, Minnesota 55344. Other than the directors and officers of Stellent, there are no other persons that control Stellent. The name and business address of each of Stellent’s officers and directors are listed on Exhibit 1 hereto.

     (c) Stellent is a global provider of content management solutions. Its content management system enables customers to rapidly deploy line-of-business web sites, such as employee portals and partner extranets, as well as enterprise-wide solutions that standardize content management for use by multiple sites and applications throughout an organization. The present principal occupation of each of Stellent’s officers and directors is listed on Exhibit 1 hereto.

     (d) During the past five years, neither Stellent nor, to the best of its knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Stellent nor, to the best of its knowledge, any of its officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best knowledge of Stellent, all of its officers and directors are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     As described in Item 4 below, Stellent and its wholly owned subsidiary, STEL Sub, Inc. (“STEL Sub”), have entered into an Agreement and Plan of Merger with Optika dated January 11, 2004 (the “Merger Agreement”). Under the Merger Agreement, Optika will merge (the “Merger”) with and into STEL Sub. Under the terms of the Merger Agreement, upon consummation of the Merger:

•	Each outstanding share of Optika Common Stock will be converted into the right to receive 0.44 of a share of Stellent common stock, par value $.01 per share (the “Stellent Common Stock”) subject to adjustment described below.

•	All outstanding shares of Optika Preferred Stock will be converted into the right to receive a total of $10,000,000 in cash and, in certain circumstances described below, shares of Stellent Common Stock.

•	Each outstanding option to acquire shares of Optika Common Stock will be assumed by Stellent and converted into the right to acquire shares of Stellent Common Stock.

If the value of 0.44 of a share of Stellent Common Stock, based on the average Stellent Common Stock closing price over a period ending shortly before the Merger is consummated, is greater than $4.00, then:

•	80 percent of the value in excess of $4.00 will be allocated to the holders of Optika Common Stock.

•	20 percent of the value in excess of $4.00 will be allocated to the holders of Optika Preferred Stock.

This allocation will be accomplished by reducing the total number of shares of Stellent Common Stock to be issued to holders of Optika Common Stock and by issuing those shares to the holders of Optika Preferred Stock. The total number of shares to be issued by Stellent will not change.

     The funds that will be used to pay the cash portion of the consideration will be provided by Stellent from existing cash and marketable securities and the shares of Stellent Common Stock to be issued to Optika stockholders will be newly issued by Stellent.

     The information in Item 4 of this statement is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

     The following percentages are based upon there being 9,335,061 shares of Optika Common Stock and 731,851 shares of Optika Preferred Stock outstanding as of January 11, 2004, as represented by Optika in the Merger Agreement and the issuance of 1,452,457 shares of Optika Common Stock upon the exercise of outstanding options that either are vested or will vest within 60 days of January 11, 2004. Each share of Optika Preferred Stock currently converts into 1.5 shares of Optika Common Stock pursuant to the terms of the Certificate of Designation.

     (a), (b) Stellent, STEL Sub and Optika entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 2, under which Optika has agreed to be acquired in the Merger. The Merger Agreement provides for the merger of Optika into STEL Sub, with STEL Sub as the surviving organization. Subject to the terms and conditions contained in the Merger Agreement, at the effective time of the Merger, each outstanding share of Optika Common Stock (except for shares held by Optika stockholders who have perfected their appraisal rights under Delaware law) will be canceled and converted automatically into the right to receive the per-share common stock merger consideration and each outstanding share of Optika Preferred Stock (except for shares held by Optika stockholders who have perfected their appraisal rights under Delaware law) will be canceled and converted automatically into the right to receive the per-share preferred stock merger consideration. Under the Merger Agreement, each outstanding option to purchase Optika Common Stock will be assumed by Stellent and converted into an option to purchase Stellent Common Stock.

     Consummation of the Merger is subject to a number of standard conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement by Optika’s stockholders and the approval of the share issuance by Stellent’s shareholders.

     In connection with the Merger Agreement, Stellent entered into a voting agreement, dated as of January 11, 2004, with certain of Optika’s officers and directors set forth on Exhibit 3 (the “Common Voting Agreement”). A copy of the Common Voting Agreement is attached hereto as Exhibit 4. The Common Voting Agreement provides, among other things, that these officers and directors of Optika agree to vote all of their shares of Optika Common Stock in favor of the adoption of the Merger Agreement at any meeting of Optika’s stockholders to consider that proposal (and these Optika officers and directors have delivered irrevocable proxies to this effect to Stellent in the form of Exhibit B to the Common Voting Agreement). The Optika Voting Agreement will terminate if the Merger Agreement is terminated or upon consummation of the Merger. As a result of this Voting Agreement, Stellent may be deemed to have a beneficial ownership interest in 1,637,257 shares of Optika Common Stock (consisting of 184,800 shares of Optika Common Stock that are currently outstanding and 1,452,457 shares of Optika Common Stock issuable upon the exercise of outstanding options that either are vested or will vest within 60 days of January 11, 2004) through this shared voting control, representing approximately 13.8% of the total number of outstanding shares of Optika Common Stock (considering the Optika Preferred Stock on an as-converted to Optika Common Stock basis). The purpose of entering into the Common Voting Agreement is to assist Stellent in consummating the Merger.

     On the same date, Stellent, Optika, Thomas Weisel Partners Group LLC, Thomas Weisel Capital Partners LLC, which is the general partner of Thomas Weisel Capital Partners, L.P. (“TWCP L.P.”) and certain other investment limited partnerships (collectively, the “TWCP Partnerships”), entered into a Written Consent and Voting Agreement (the “Preferred Voting Agreement”) pursuant to which the TWCP Partnerships, as holders of the Optika Preferred Stock, agreed to (i) consent to the Merger Agreement and the Merger in accordance with the Certificate of Designation, subject to the right of the TWCP Partnerships to approve any amendment to the Merger Agreement, as well as the restatement of the Certificate of Designation (the “Restatement”), (ii) vote all of their shares of capital stock in Optika in favor of the Merger Agreement, the Merger and the Restatement (and the TWCP Partnerships have delivered irrevocable proxies to this effect to Stellent in the form of Exhibit D to the Preferred Voting Agreement), (iii) exchange their shares of Optika Preferred Stock for their pro rata share of $10,000,000 in cash plus any Adjustment Shares (as defined in, and as calculated pursuant to, the Merger Agreement), (iv) the amendment of certain rights and preferences of the Optika Preferred Stock contained in the Restatement, as well as the termination of certain agreements relating to the Optika Preferred Stock, and (v) refrain from transferring, in any way, the Optika Preferred Stock held by them without the consent of Optika and Stellent during the term of the Preferred Voting Agreement, except to affiliates of the TWCP Partnerships. The Preferred Voting Agreement also contains certain representations and warranties of the TWCP Partnerships made to Optika and Stellent as to authority, title and non-contravention. In addition, the TWCP Partnerships have agreed to a non-solicitation clause with respect to any Company Third-Party Acquisition Offer (as defined in the Merger Agreement). Pursuant to the Preferred Voting Agreement, (i) Optika and Stellent have given certain representations and warranties to the TWCP Partnerships, (ii) each of Optika, Stellent and STEL Sub have agreed to indemnify the TWCP Partnerships and their affiliates against any damages suffered by such persons or arising out of (1) the performance by such persons of their obligations under the Preferred Voting Agreement and (2) any action, suit or proceeding brought by any stockholder of Optika in connection with the Merger and (iii) Optika has agreed to reimburse the TWCP Partnerships for their fees and expenses incurred in connection with their participation in the negotiation of the Merger up to $100,000 plus 50% of any such fees and expenses in excess of $100,000, up to a maximum of $175,000. Subject to the survival of certain provisions of the Preferred Voting Agreement, such agreement will terminate automatically upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement, (c) an amendment to the Merger Agreement made without the consent of TWCP L.P. that could reasonably deemed to be adverse to the Optika Preferred Stock holders, or to confer additional benefits upon any stockholder or member of management of Optika, and (d) the date on which any representation and warranty made by Optika and Stellent becomes untrue in any material respect. The purpose of entering into the Preferred Voting Agreement is to assist Stellent in consummating the Merger.

     The summary set forth herein of certain provisions of the Common Voting Agreement and the Preferred Voting Agreement do not purport to be complete descriptions thereof and are qualified by its entirety by reference to the full provisions of each voting agreement, copies of which have been filed as exhibits hereto.

     (c) Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the officers of STEL Sub will become the officers of the corporation surviving the Merger. The directors of Optika will continue, immediately following the consummation of the Merger, as directors of the company surviving the Merger. However, it is a condition to the consummation of the Merger that each of the directors of Optika deliver to Stellent a resignation from the board of the company surviving the Merger, which resignation will become effective as of the date on which a registration statement related to stock options issued by Stellent to replace stock options issued by Optika becomes effective.

     (e) Upon consummation of the Merger, all outstanding shares of Optika Common Stock will be canceled in exchange for the per-share common stock merger consideration and all outstanding shares of Optika’s Preferred Stock will be canceled in exchange for the per-share preferred stock merger consideration. It is intended that all outstanding options to purchase Optika Common Stock will be assumed by Stellent and converted into the right to acquire shares of Stellent Common Stock.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Designation will be amended as set forth in the Restatement and the certificate of incorporation and bylaws of STEL Sub, as in effect immediately before the Merger, will be the governing documents of the surviving organization.

     (h) Optika’s shares are currently traded on the Nasdaq SmallCap Market. Following the consummation of the Merger, the shares will no longer be listed.

     (i) Upon consummation of the Merger, Stellent promptly will file for termination of the registration of Optika’s Common Stock pursuant to Section 12(g)(4) of the Sections Exchange Act of 1934.

     (j) Not applicable.

Item 5. Interest in Securities of the Issuer.

     (a) Although Stellent does not directly own any shares of Optika Common Stock or Optika Preferred Stock as of the date hereof, pursuant to the voting agreements Stellent may be deemed to beneficially own 2,680,144 shares of Optika Common Stock (which includes 695,258 shares of Optika Preferred Stock and 1,452,457 shares of Optika Common Stock issuable upon the exercise of outstanding options that either are vested or will vest within 60 days of January 11, 2004), representing approximately 22.6% of all outstanding shares of Optika Common Stock.

     (b) Pursuant to the voting agreements, Stellent may be deemed to have shared voting power with respect to 2,680,144 shares of Optika Common Stock (which includes 695,258 shares of Optika Preferred Stock and 1,452,457 shares of Optika Common Stock issuable upon the exercise of outstanding options that either are vested or will vest within 60 days of January 11, 2004).

     (c) Other than entering into the Merger Agreement and the voting agreements, neither Stellent nor, to the best of its knowledge, any of its officers or directors, effected any transactions in the Optika Common Stock or Optika Preferred Stock reported during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than the matters disclosed in response to Items 4 and 5 above, neither Stellent nor, to the best of its knowledge, any of its officers or directors is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Optika, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Notwithstanding the foregoing, Stellent is obligated to pay RBC Dain Rauscher Inc. investment banking and financial advisory fees in connection with the Merger.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Officers and Directors of Stellent, Inc.

2	Agreement and Plan of Merger, dated as of January 11, 2004, among Stellent, Inc., STEL Sub, Inc., and Optika Inc. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K of Stellent, Inc. (SEC file no. 0-19817) filed January 16, 2004)

3	Certain Officers and Directors of Optika Inc.

4	Voting Agreement, dated as of January 11, 2004, among certain officers of Optika Inc. and Stellent, Inc.

5	Voting Agreement, dated as of January 11, 2004, among Thomas Weisel Capital Partners, L.P., TWP CEO Founders’ Circle (AI), L.P., TWP CEO Founders’ Circle (AI), L.P., TWO CEO Founders’ Circle (QP), L.P., Thomas Weisel Capital Partners Employee Fund, L.P., TWP 2000 Co-Investment Fund, L.P., Thomas Weisel Capital Partners (Dutch), L.P., Thomas Weisel Capital Partners (Dutch II) , L.P. and Stellent, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 16, 2004	STELLENT, INC

/s/ Gregg A. Waldon Gregg A. Waldon Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT 1

Name	Business Address	Principal Occupation

Robert F. Olson	7777 Golden Triangle Drive Eden Prairie, Minnesota 55344	Chairman and Chief Executive Officer Stellent, Inc.

Kenneth H. Holec	7601 France Avenue South, Suite 150 Minneapolis, MN 55435	Senior Advisor TripleTree LLC

Philip E. Soran	12982 Valley View Road Eden Prairie, MN 55344	President and Chief Executive Officer Compellent Technologies, Inc.

Raymond A. Tucker	1200 Willow Lake Boulevard P.O. Box 64683 St. Paul, Minnesota 55164-0683	Senior Vice President and Chief Financial Officer H.B. Fuller Company

Steven C. Waldron	6571 Pinnacle Drive Eden Prairie, Minnesota 55346	Chief Executive Officer Pinnacle Energy

Gregg A. Waldon	7777 Golden Triangle Drive Eden Prairie, Minnesota 55344	Executive Vice President, Chief Financial Officer, Secretary and Treasurer Stellent, Inc.

David S. Batt	7777 Golden Triangle Drive Eden Prairie, Minnesota 55344	Executive Vice President, Global Field Operations Stellent, Inc.

Frank A. Radichel	7777 Golden Triangle Drive Eden Prairie, Minnesota 55344	Executive Vice President of Research and Development Stellent, Inc.

Daniel P. Ryan	7777 Golden Triangle Drive Eden Prairie, Minnesota 55344	Executive Vice President of Marketing and Business Development Stellent, Inc.

EXHIBIT 3

Name

Mark K. Ruport

Steven M. Johnson

Alan B. Menkes

James T. Rothe

Edwin C. Winder

Greg D. Cooke

Derrick S. Crow

James A. Franklin

Patrick Donovan

Christopher J. Ryan

Randall Weakly

EXHIBIT 4

VOTING AGREEMENT

     This Voting Agreement (this “Agreement”) is dated as of January 11, 2004, among Stellent, Inc., a Minnesota corporation (the “Company”), and the persons listed on Annex A hereto, each of whom is a holder (a “Stockholder”) of common stock of Optika, Inc., a Delaware corporation (the “Target”).

RECITALS

     A. The Company, STEL Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and the Target are entering into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”), pursuant to which (1) the Company will merge (the “Merger”) with and into Merger Sub, (2) the existing holders of shares of common stock of the Target (“Target Common Stock”) will exchange such shares for shares of common stock of the Buyer and (3) the existing holders Series A-1 Convertible Preferred Stock of the Company will exchange such shares for cash and, in certain circumstances, shares of common stock of Buyer.

     B. Each Stockholder is a director or executive officer of the Target.

     C. The execution and delivery of this Agreement is a condition precedent to the Company entering into the Merger Agreement.

AGREEMENT

     Now, therefore, the parties hereby agree as follows:

     1. Voting; Proxy.

          (a) During the term of this Agreement, at each meeting of the Target’s stockholders convened to consider and vote upon the approval of the Merger Agreement, each Stockholder agrees to vote (to the extent not voted by the person or persons appointed under the proxy granted under Section 1(b)) all shares of Target Common Stock owned of record by the Stockholder at the record date for the vote (including, except for any shares for which the Stockholder’s sole voting power results from his or her having been named as proxy pursuant to the proxy solicitation conducted by the Target’s Board of Directors in connection with the meeting, any shares of Target Common Stock over which the Stockholder has voting power, by contract or otherwise) in favor of the approval of the Merger Agreement.

          (b) Each Stockholder acknowledges that he or she has executed and delivered to the Company an irrevocable proxy in the form of Annex B hereto.

     2. No Transfer. During the term of this Agreement, each Stockholder agrees that he or she will not sell, pledge, assign, or otherwise transfer, or authorize, propose, or agree to the sale, pledge, assignment, or other transfer of, any of his or her shares of Target Common Stock, unless (a) at least two business days’ written notice of the proposed transfer is provided to the Company and (b) the intended transferee agrees in writing to be bound by this Agreement as if he or she were a Stockholder.

     3. Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company with respect to himself or herself as follows:

          (a) Authority. He or she has the requisite power and authority to enter into this Agreement, to perform his or her obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by him or her and constitutes his or her valid and binding obligation, enforceable against him or her in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting the enforcement of creditors’ rights generally, and except for judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies.

          (b) Title; Authority to Vote Shares. He or she owns of record and has voting power over the number of shares of Target Common Stock set forth beside his or her name on Annex A hereto; and such shares are held by him or her free and clear of all liens, charges, pledges, restrictions, and encumbrances that would prevent him or her from performing his or her obligations hereunder.

          (c) Noncontravention. Neither his or her execution and delivery of this Agreement, nor his or her consummation of any of the transactions contemplated hereby, nor his or her compliance with any of the provisions hereof will violate, conflict with, or result in a breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien upon, any of his or her properties or assets under any agreement or instrument to which he or she is a party or any statute, rule, regulation, judgment, order, decree, or other legal requirement applicable to him or her.

     (d) Litigation. (i) There is no claim, action, proceeding, or investigation pending or, to his or her knowledge, threatened against or relating to him or her before any court or governmental or regulatory authority or body (including the National Association of Securities Dealers, Inc.), and (ii) he or she is not subject to any outstanding order, writ, injunction, or decree, that, in the case of clause (i) or (ii), if determined adversely, would prohibit him or her from performing his or her obligations hereunder.

     4. Termination. This Agreement will terminate automatically and without further action on behalf of any party at the earlier of (a) the Effective Time or (b) the date and time the Merger Agreement is terminated pursuant to its terms. In the event of a termination of this Agreement pursuant to this Section 4, this Agreement will forthwith become void and there will be no liability or obligation on the part of any party; provided, that nothing herein will release any party from any liability for any breach of this Agreement. If this Agreement is terminated, the proxies of the Stockholders delivered under Section 1(b) will also terminate and be of no further force or effect, and the Company will promptly return the proxies to the respective Stockholders.

     5. Director Matters Excluded. The Company acknowledges and agrees that, with respect to each Stockholder that is a member of the Target’s Board of Directors, no provision of this Agreement will limit or otherwise restrict such Stockholder with respect to any act or omission that he may undertake or authorize in his capacity as a member of the Target’s Board of Directors, including, without limitation, any vote that such Stockholder may make as a director of the Target with respect to any matter presented to the Target’s Board of Directors.

     6. Miscellaneous.

          (a) Notices. All notices and other communications hereunder will be in writing and will be deemed given if delivered personally, effective when delivered, or if delivered by express delivery service, effective when delivered, or if mailed by registered or certified mail (return receipt requested), effective three business days after mailing, or if delivered by telecopy, effective when telecopied with confirmation of receipt, to the parties at the following addresses (or at such other address for a party as may be specified by like notice):

     If to a Stockholder at the address and/or telecopy number set forth under his or her name on Annex A hereto;

If to Company to:

Stellent, Inc. 7777 Golden Triangle Drive Eden Prairie, MN 55344 Telecopy: (952) 903-2000 Telephone: (952) 829-5424 Attention: Chief Executive Officer

with a copy to:

Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402-3901 Telecopy: (612) 766-1600 Telephone: (612) 766-7000 Attention: Kris Sharpe

          (b) Interpretation. The headings contained in this Agreement are for reference purposes only and do not affect the interpretation of this Agreement.

          (c) Counterparts. This Agreement may be executed by facsimile signature and in one or more counterparts, all of which will be considered the same agreement.

          (d) Entire Agreement. This Agreement (along with the documents and instruments referred to herein, including the Merger Agreement), constitutes the entire agreement and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

          (e) Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law.

          (f) Governing Law. This Agreement will be governed by Delaware law, without regard to the principles of conflicts of law.

          (g) Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any party, whether by operation of law or otherwise, without the express written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors, heirs, legal representatives, and permitted assigns. The representations, agreements, and obligations of the Stockholders contained herein will survive the death or incapacity of any Stockholder and will be binding upon the heirs, personal representatives, successors, and assigns of each Stockholder.

          (h) Remedies. In addition to all other remedies available, the parties agree that, in the event of a breach by a party of any of its obligations hereunder, the non-breaching party will be entitled to specific performance or injunctive relief.

          (i) Defined Terms. All capitalized terms used but not defined herein have the meanings given them in the Merger Agreement.

[Remainder of page left intentionally blank — signature pages follow]

EXHIBIT 4

     IN WITNESS WHEREOF, each of the parties have signed this Agreement as of the date first written above.

STELLENT, INC.

By:	/s/ Robert F. Olson Robert F. Olson Its: Chief Executive Officer

/s/ Mark K. Ruport Mark K. Ruport

/s/ Steven M. Johnson Steven M. Johnson

/s/ Alan B. Menkes Alan B. Menkes

/s/ James T. Rothe James T. Rothe

/s/ Edwin C. Winder Edwin C. Winder

/s/ Greg D. Cooke Greg D. Cooke

/s/ Derrick S. Crow Derrick S. Crow

/s/ James A. Franklin James A. Franklin

/s/ Patrick Donovan Patrick Donovan

/s/ Christopher J. Ryan Christopher J. Ryan

/s/ Randall Weakly Randall Weakly

ANNEX A
TO COMPANY SHAREHOLDER AGREEMENT

Name	Number of Shares of Target Common Stock

Mark K. Ruport	57,500

Steven M. Johnson	29,700

Alan B. Menkes	0

James T. Rothe	7,000

Edwin C. Winder	81,000

Greg D. Cooke	100

Derrick S. Crow	0

James A. Franklin	0

Patrick Donovan	0

Christopher J. Ryan	5,000

Randall Weakly	4,500

ANNEX B
TO COMPANY STOCKHOLDER AGREEMENT

IRREVOCABLE PROXY

     The undersigned, revoking any proxy heretofore given, hereby constitutes and appoints each of Robert F. Olson and Greg A. Waldon the true and lawful attorney, with full power of substitution, for and in the name of the undersigned to vote, at any time before the Termination (defined below), all shares of common stock of Optika, Inc., a Delaware corporation (the “Target”), or other shares of capital stock of the Target entitled to vote on the business to be transacted, (1) registered in the name of the undersigned at the record date for such vote, or (2) except as set forth below, over which the undersigned has voting power by power of attorney or other contractual arrangements with the owner of record (collectively, the “Shares”), at any meeting of the stockholders of the Target, and at all adjournments thereof, and pursuant to any consent of the stockholders in lieu of a meeting or otherwise, in favor of approval of the Merger Agreement (defined below).

     This Proxy is given with respect to the approval of the Agreement and Plan of Merger among Stellent, Inc., a Minnesota corporation (the “Company”), STEL Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and the Target, dated as of January   , 2004 (the “Merger Agreement”). This Proxy is given to induce the Company to enter into the Merger Agreement, is coupled with an interest, and is irrevocable; provided, that this Proxy will terminate automatically and without further action on behalf of the undersigned upon the termination of the Voting Agreement, dated as of the date hereof, among the Company and each of the persons and entities listed on Annex A thereto (the “Termination”).

     Notwithstanding clause (2) of the first paragraph above, this Proxy will not include any shares of capital stock of the Target that are not subject to clause (1) of the first paragraph above for which the undersigned’s only voting power results from the undersigned having been named as proxy pursuant to the proxy solicitation conducted by the Target’s Board of Directors in connection with a meeting of the stockholders of the Target and over which the undersigned does not otherwise have voting power with respect thereto.

     The undersigned hereby ratifies and confirms all that the proxies named herein may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand as of this January ___, 2004.

Printed Name:

EXHIBIT 5

WRITTEN CONSENT AND VOTING AGREEMENT

     This Written Consent and Voting Agreement (this “Agreement”) is dated as of January 11, 2004, among Stellent, Inc., a Minnesota corporation (the “Buyer”), Optika Inc., a Delaware corporation (the “Company”), and the entities listed on Exhibit A hereto, each of whom is a holder (a “Series A-1 Holder”) of shares of Series A-1 Convertible Preferred Stock, par value $0.001, of the Company (the “Company Preferred Stock”).

RECITALS

     A. The Buyer, STEL Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Buyer (“Merger Sub”), and the Company, concurrently with the execution of this Agreement, are entering into an Agreement and Plan of Merger in the form attached hereto as Exhibit B (including the exhibits and schedules thereto, the “Merger Agreement”), dated as of the date hereof, pursuant to which (1) the Company will merge (the “Merger”) with and into Merger Sub, (2) the existing holders of shares of common stock of the Company (“Company Common Stock”; and collectively with the Company Preferred Stock, the “Company Capital Stock”) will exchange their shares of Company Common Stock for shares of common stock of the Buyer and (3) the Series A-1 Holders will exchange their shares of Company Preferred Stock for cash and, in certain circumstances, shares of common stock of the Buyer.

     B. Terms that are capitalized but not defined in this Agreement have the meaning assigned to them in the Merger Agreement.

     C. Prior to the Effective Time, the Company will be required to amend and restate its Certificate of Designation of Series A-1 Convertible Preferred Stock (the “Certificate of Designation”) in the form attached hereto as Exhibit C (the “Restatement”).

     D. The Merger constitutes a Change of Control (as defined in the Certificate of Designation) pursuant to which the Series A-1 Holders would not receive the full Preference Amount (as defined in the Certificate of Designation) to which each such holder is entitled as a result of such a transaction and, therefore, the written consent of a majority of the Series A-1 Holders is required pursuant to Section 4(b) of the Certificate of Designation prior to entering into the Merger Agreement.

     E. The execution and delivery of this Agreement is an inducement, and a condition precedent, to the Buyer and the Company entering into the Merger Agreement.

AGREEMENT

     Now, therefore, the parties hereby agree as follows:

     1. Consent to Merger Agreement. In accordance with Section 4(b) of the Certificate of Designation, as currently in effect, each Series A-1 Holder hereby consents to (i) the Company entering into the Merger Agreement in the form attached hereto as Exhibit B; (ii) any such modifications, revisions and amendments to the Merger Agreement as the Company, the Buyer and Merger Sub shall agree in accordance with the terms of the Merger Agreement; provided, however, that the parties hereto agree that no modification, revision or amendment may be made to Merger Agreement that could reasonably be deemed to either (A) be adverse to the Series A-1 Holders or (B) confer additional benefits upon any stockholder or member of management of the Company, in each case, without the prior written consent of Thomas Weisel Capital Partners, L.P. (“TWCP”) (any modification, revision or amendment made in violation of this proviso, a “Non-Consenting Amendment”); (iii) the Merger; and (iv) the Restatement of the Certificate of Designation.

     2. No Solicitation. Each Series A-1 Holder agrees that it will not, and will cause its officers and employees, in their capacities as such, and its agents or representatives (including any investment banker or attorney retained by it) not to, initiate, solicit, or encourage, directly or indirectly, the making or implementation of any Company Third-Party Acquisition Offer or provide any confidential information or confidential data to, or have any discussions with, any person relating to a Company Third-Party Acquisition Offer; provided that, any Series A-1 Holder may engage in any of the activities that the Company may engage in (as set forth in Section 7.2(a)(ii) of the

Merger Agreement) concerning a Company Third-Party Acquisition Offer once the Board of Directors of the Company has determined that such activities are required in the good faith exercise of its fiduciary duties pursuant to the requirements of Section 7.2(a)(ii) of the Merger Agreement. Each Series A-1 Holder shall promptly notify the Buyer if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it.

     3. Voting; Proxy.

          (a) During the term of this Agreement, at each meeting of the Company’s stockholders convened to consider and vote upon the approval of the Merger Agreement, the Merger and the Restatement, each Series A-1 Holder agrees to vote (to the extent not voted by the person or persons appointed under the proxy granted under Section 3(b)) all shares of Company Capital Stock owned of record by the Series A-1 Holder at the record date for the vote (including any shares of Company Capital Stock over which the Series A-1 Holder has voting power, by contract or otherwise) in favor of the approval of the Merger Agreement, the Merger and the Restatement.

          (b) Each Series A-1 Holder acknowledges that it has executed and delivered to the Buyer an irrevocable proxy in the form of Exhibit D hereto.

     4. Exchange and Consent. Upon the Effective Time, each Series A-1 Holder agrees that it will exchange each share of its Company Preferred Stock for the Preferred Stock Per Share Consideration and no other consideration, notwithstanding any liquidation preference or other rights or preferences of the Company Preferred Stock, as set forth in the Certificate of Designation, as currently in effect, the Company’s Certificate of Incorporation, as amended, or any other documents or agreements between the holders of the Company Preferred Stock and the Company. The Series A-1 Holders and the Company consent and agree that upon the Effective Time, the following agreements are terminated and will have no further force and effect: (i) the Exchange Agreement dated as of May 7, 2001, among the Company, TWCP and certain of its affiliates and RKB Capital, L.P., (ii) the letter agreement regarding future treatment of Company Preferred Stock dated May 7, 2001 among the Company, TWCP and certain of its affiliates and RKB Capital, L.P. and (iii) the Registration Rights Agreement dated as of February 23, 2000 among the Company, the Founders and Investors described therein, TWCP and certain of its affiliates and RKB Capital, L.P., as amended (the “Registration Rights Agreement”). As used in this Section 4, termination of the Registration Rights Agreement means that the Registration Rights Agreement is deemed to be amended to terminate the rights and obligations of the Purchasers (as defined in the Registration Rights Agreement) and any holders of the Securities (as defined in the Registration Rights Agreement).

     5. Further Assurances. During the term of this Agreement, each Series A-1 Holder agrees that it will from time to time upon the request of the Buyer or the Company, use its commercially reasonable efforts to do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged or delivered, all such further acts, deeds, transfers, conveyances, assignments, powers of attorney or assurances as may be reasonably required to complete the Merger in accordance, in all material respects (subject to the approval rights of the Series A-1 Holders set forth in Section 1 above), with the terms set forth in the Merger Agreement and this Agreement, and to take such other commercially reasonable actions as the Buyer or the Company may reasonably request in order to carry out the intent of this Agreement and to complete the Merger.

     6. No Transfer. During the term of this Agreement, each Series A-1 Holder agrees that it will not sell, pledge, assign, distribute, hypothecate or otherwise transfer, or authorize, propose, or agree to the sale, pledge, assignment, distribution, hypothecation or other transfer of, any of its shares of Company Preferred Stock without the Company’s and the Buyer’s prior written consent, except to its affiliates who agree in writing to be bound by the terms of this Agreement.

     7. Adjustment Shares. Each Series A-1 Holder agrees that it will comply with the Securities Act in selling any Adjustment Shares that it may receive.

     8. Representations and Warranties of the Series A-1 Holders. Each Series A-1 Holder, severally and not jointly, represents and warrants to the Buyer on the date hereof with respect to itself as follows:

          (a) Authority. It has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws affecting the enforcement of creditors’ rights generally, and except for judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies.

          (b) Title; Authority to Vote Shares. It owns of record and has voting power over the number of shares of Company Capital Stock set forth beside its name on Exhibit A hereto; and such shares are held by it free and clear of all liens, charges, pledges, restrictions, and encumbrances that would prevent it from performing his or her obligations hereunder.

          (c) Noncontravention. Neither its execution and delivery of this Agreement, nor its consummation of any of the transactions contemplated hereby, nor its compliance with any of the provisions of this Agreement will violate, conflict with, or result in a breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination or acceleration under, any agreement or instrument to which it is a party or any statute, rule, regulation, judgment, order, decree, or other legal requirement applicable to it.

     9. No Other Agreements to Make Payments.

          (a) Each of the Company and the Buyer, severally and not jointly, represents and warrants to each of the Series A-1 Holders on the date hereof and on the Closing Date with respect to itself that, except as expressly set forth in the Merger Agreement and other than the Employment Agreement with Mark K. Ruport in the form of Exhibit D to the Merger Agreement, there are no agreements or understandings (binding or otherwise) between any of the Company, the Buyer, Merger Sub and any member of senior management of the Company to make any payments (or (A) in the case of Mark K. Ruport and Steven M. Johnson, grant any options, and (B) in the case of other members of senior management, grant any options other than customary grants) (i) to any such member of senior management (excluding any severance which may be payable upon the involuntary termination of management following the Effective Time pursuant to written employment agreements attached to the letter agreement dated December 5, 2003 between the Company and TWCP (the “TWCP LOI”) or delivered to counsel for the Series A-1 Holders on or before the date of this Agreement) or (ii) to any other person in connection with the Merger (other than (X) the fees and expenses of the Company’s and the Buyer’s outside legal, accounting and financial advisors, payments made in the ordinary course of the Company’s and the Buyer’s businesses and customary fees and payments made in order to facilitate the consummation of the Merger, and (Y) director fees substantially similar to those paid to other members of Buyer’s Board of Directors (“Buyer’s Board”) to be paid by the Buyer to Alen B. Menkes following his election to Buyer’s Board).

          (b) The Company and the Buyer agree, and represent and warrant to the Series A-1 Holders, that, except as expressly set forth in the Merger Agreement, no director (with respect to Mark K. Ruport, in his capacity as director of the company only) shall receive any payments in connection with the Merger (other than director fees substantially similar to those paid to other members of Buyer’s Board to be paid by the Buyer to Alen B. Menkes following his election to Buyer’s Board).

     10. Indemnification.

          (a) Effective at and after the date of this Agreement, the Company, the Buyer and Merger Sub each agree to indemnify the Series A-1 Holders and each of their affiliates (each, an “Indemnified Party”) against, and agrees to hold each of them harmless from, any and all damage, loss, liability and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) (“Damages”) incurred or suffered by any Indemnified Party arising out of or in connection with (i) the performance by the Series A-1 Holders of their obligations under this Agreement (other than by the Company or the Buyer to enforce the terms of this Agreement) or (ii) any action, suit or proceeding brought by any holder of Company Capital Stock or any other person against any Indemnified Party in connection with the Merger, regardless of whether such Damages arise under any theory of law or equity; provided, however, that none of the Company, the

Buyer or Merger Sub shall be liable under this Section 10 for Damages arising out of, or based upon, any breach of the representations and warranties of the Series A-1 Holders contained in Section 8 hereof.

     (b) The Company and the Buyer agree to share equally in any amounts paid to, or expenses incurred on behalf of, any Indemnified Party under Section 10(a) of the this Agreement, irrespective of whether such Indemnified Party asserted its right to indemnification against the Company, the Buyer, the Merger Sub or any combination thereof. If the Company makes payments to, or incurs expenses on behalf of, any Indemnified Party in excess of its obligation under this Section 10(b), it will have the right to recover the amount of such excess from the Buyer. If the Buyer and/or Merger Sub, on a combined basis, make payments to, or incur expenses on behalf of, any Indemnified Party in excess of the Buyer’s obligation under this Section 10(b), the Buyer will have the right to recover the amount of such excess from the Company.

     11. Confidentiality. The Company, the Buyer and Merger Sub each agree (i) not to disclose, prior to the filing of this Agreement as an Exhibit to the Joint Proxy Statement and Registration Statement (the “Joint Proxy Statement”) or to the Form 8-K filed by the Company in connection with the execution of the Merger Agreement (the “Form 8-K”), the existence of this Agreement or the contents or subject matter hereof to any other party, and (ii) not to issue any press release or other public announcement (A) containing a reference to TWCP or any of its affiliates, or (B) in any way concerning the Company Preferred Stock or the Preferred Stock Per Share Consideration, in each case, without the prior written consent of TWCP, unless, in each case, required by applicable law or stock exchange rules or regulations (in which case, the disclosing party shall allow TWCP reasonable time to comment on the contents of such disclosure in advance of such disclosure); provided, however, that (x) TWCP hereby consents to the filing this Agreement as an Exhibit to the Joint Proxy Statement and to the Form 8-K, and (y) once a press release or other public announcement covered by clause (ii)(B) of this Section 11 has been issued in accordance with this Section 11, the information included in such press release or other public announcement may be reiterated by the Company, the Buyer or Merger Sub without limitation.

     12. Fees and Expenses. Notwithstanding anything contained herein that may be deemed to be to the contrary, the Company hereby agrees to reimburse TWCP in cash for its fees and expenses incurred in connection with its participation in the negotiation of the Merger and the Merger Agreement, this Agreement and the transactions contemplated hereby and thereby (including, without limitation, the fees and disbursements of its attorneys, accountants, consultants and other advisors) regardless of whether this Agreement or the Merger Agreement is terminated, up to $100,000 plus fifty percent (50%) of any such fees and expenses in excess of $100,000, up to a maximum of $175,000.

     13. Termination. This Agreement will terminate automatically and without further action at the earliest to occur of (a) the Effective Time, (b) the date and time the Merger Agreement is terminated in accordance with its terms, (c) the date and time any Non-Consenting Amendment is made and (d) the date and time that the representation and warranty contained in Section 9 shall be untrue in any material respect. In the event of a termination of this Agreement pursuant to this Section 13, this Agreement will forthwith become void and there will be no liability or obligation on the part of any party; provided, however, that the obligations under Section 7 (Adjustment Shares), Section 9 (No Other Agreements to Make Payments), Section 10 (Indemnification), Section 11 (Confidentiality), Section 12 (Fees and Expenses) and clauses (a), (e), (h), (i) and (j) of Section 15 (Miscellaneous) shall survive any such termination; provided, further, that nothing herein will release any party from any liability for any breach of this Agreement. If this Agreement is terminated, the proxies of the Series A-1 Holders delivered under Section 3(b) will also terminate and be of no further force or effect, and the Buyer will promptly return the proxies to the respective Series A-1 Holders.

     14. Director Matters Excluded. With respect to each Series A-1 Holder that has a designee that is a member of the Company’s Board of Directors, no provision of this Agreement will limit or otherwise restrict such Series A-1 Holder’s designee with respect to any act or omission that he or she may undertake or authorize in his or her capacity as a member of the Company’s Board of Directors, including, without limitation, any vote that such designee of a Series A-1 Holder may make as a director of the Company with respect to any matter presented to the Company’s Board of Directors.

     15. Miscellaneous.

          (a) Notices. All notices and other communications hereunder must be in writing and will be deemed given if delivered personally, effective when delivered, or if delivered by express delivery service, effective when delivered, or if mailed by registered or certified mail (return receipt requested), effective three business days after mailing, or if delivered by telecopy, effective when telecopied with confirmation of receipt, to the parties at the following addresses (or at such other address for a party as may be specified by like notice):

If to the Series A-1 Holders to:

Thomas Weisel Capital Partners, L.P.
c/o Thomas Weisel Capital Partners, LLC
Lever House
390 Park Avenue, 17th Floor
New York, New York 10022
Telecopy: (212) 271-3646
Telephone: (212) 271-3809
Attention: James S. Hoch, Partner

with a copy to:

Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 Telecopy: (212) 450-3800 Telephone: (212) 450-4350 Attention: John A. Bick

If to the Buyer to:

Stellent, Inc. 7777 Golden Triangle Drive Telecopy:(952) 829-5424 Telephone:(952) 903-2000 Attention: Chief Executive Officer

with a copy to:

Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402-3901 Telecopy:(612) 766-1600 Telephone:(612) 766-7000 Attention: Kris Sharpe Gordon Weber

If to Company to:

Optika Inc. 7450 Campus Drive, Suite 200 Colorado Springs, Colorado 80920 Telecopy:(719) 531-7915 Telephone:(719) 548-9800 Attention:Chief Executive Officer

with a copy to:

E* Law Group 3555 West 110th Place Westminster, Colorado 80031 Telecopy:(303)410-0468 Telephone:(303)766-8988 Attention:Jeremy W. Makarechian

                    (b) Interpretation. The headings contained in this Agreement are for reference purposes only and do not affect the interpretation of this Agreement.

                    (c) Signatures and Counterparts. This Agreement may be executed by facsimile signature and in one or more counterparts, all of which will be considered the same agreement.

                    (d) Entire Agreement. This Agreement (along with the documents and instruments referred to herein, including the Merger Agreement), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral (including, without limitation, the TWCP LOI), among the parties with respect to the subject matter hereof.

                    (e) No Post-Closing Obligations. Notwithstanding anything contained herein that may be deemed to be to the contrary, nothing in this Agreement, the Merger Agreement or any other agreement shall impose, or shall be deemed to impose, any post-Effective Time obligations or liabilities on any of the Series A-1 Holders, except for those obligations imposed by Section 7 of this Agreement.

                    (f) Amendment and Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

                    (g) Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law.

                    (h) Governing Law. This Agreement will be governed by Delaware law, without regard to the principles of conflicts of law.

                    (i) Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 15(a) of this Agreement shall be deemed effective service of process on such party.

                    (j) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

                    (k) Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any party, whether by operation of law or otherwise, without the express written consent of the other parties hereto, except in accordance with Section 6 of this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors, heirs, legal representatives, and permitted assigns.

                    (l) Remedies. In addition to all other remedies available, the parties agree that, in the event of a breach by a party of any of its obligations hereunder, the non-breaching party will be entitled to specific performance or injunctive relief.

[The remainder of this page is intentionally left blank.]

     IN WITNESS WHEREOF, each of the parties have signed this Agreement as of the date first written above.

STELLENT, INC.

By:	/s/ Gregg A. Waldon Name: Gregg A. Waldon Its: Chief Financial Officer

OPTIKA INC.

By:	/s/ Mark K. Ruport Name: Mark K. Ruport Its: Chief Executive Officer

SERIES A-1 HOLDERS

THOMAS WEISEL CAPITAL PARTNERS, L.P.

By:	Thomas Weisel Capital Partners LLC, its general partner
By:	Thomas Weisel Partners Group LLC, its managing member

By:	/s/ James S. Hoch
Name: James S. Hoch Title: Managing Partner

TWP CEO FOUNDERS’ CIRCLE (AI), L.P.

By:	Thomas Weisel Capital Partners LLC, its general partner
By:	Thomas Weisel Partners Group LLC, its managing member
By:	/s/ James S. Hoch Name: James S. Hoch Title: Managing Partner

TWP CEO FOUNDERS’ CIRCLE (QP), L.P.

By:	Thomas Weisel Capital Partners LLC, its general partner
By:	Thomas Weisel Partners Group LLC, its managing member

By:	/s/ James S. Hoch Name: James S. Hoch Title: Managing Partner

THOMAS WEISEL CAPITAL PARTNERS EMPLOYEE FUND, L.P.

By:	Thomas Weisel Capital Partners LLC, its general partner
By:	Thomas Weisel Partners Group LLC, its managing member

By:	/s/ James S. Hoch Name: James S. Hoch Title: Managing Partner

TWP 2000 CO-INVESTMENT FUND, L.P.

By:	Thomas Weisel Capital Partners LLC, its general partner
By:	Thomas Weisel Partners Group LLC, its managing member

By:	/s/ James S. Hoch Name: James S. Hoch Title: Managing Partner

THOMAS WEISEL CAPITAL PARTNERS (DUTCH), L.P.

By:	Thomas Weisel Capital Partners (Dutch) LLC, its general partner
By:	Thomas Weisel Capital Partners LLC, its managing member

By:	/s/ James S. Hoch
Name: James S. Hoch Title: Managing Partner

THOMAS WEISEL CAPITAL PARTNERS (DUTCH II), L.P.

By:	Thomas Weisel Capital Partners (Dutch) LLC, its general partner
By:	Thomas Weisel Capital Partners LLC, its managing member

By:	/s/ James S. Hoch Name: James S. Hoch Title: Managing Partner

[Series A-1 Agreement]

EXHIBIT A
TO SERIES A-1 VOTING AGREEMENT

Number of Shares of
Name	Company Capital Stock

Thomas Weisel Capital Partners, L.P.	589,808 shares of Series A-1 Convertible Preferred Stock 0 shares of Common Stock

TWP CEO Founders’ Circle (AI), L.P.	13,627 shares of Series A-1 Convertible Preferred Stock 0 shares of Common Stock

TWO CEO Founders’ Circle (QP), L.P.	49,786 shares of Series A-1 Convertible Preferred Stock 0 shares of Common Stock

Thomas Weisel Capital Partners Employee Fund, L.P.	5,550 shares of Series A-1 Convertible Preferred Stock 0 shares of Common Stock

TWP 2000 Co-Investment Fund, L.P.	8,889 shares of Series A-1 Convertible Preferred Stock 0 shares of Common Stock

Thomas Weisel Capital Partners (Dutch), L.P.	13,799 shares of Series A-1 Convertible Preferred Stock 0 shares of Common Stock

Thomas Weisel Capital Partners (Dutch II) , L.P.	13,799 shares of Series A-1 Convertible Preferred Stock 0 shares of Common Stock

EXHIBIT B
TO SERIES A-1 VOTING AGREEMENT

[SEE EXHIBIT 1]

EXHIBIT C
TO SERIES A-1 VOTING AGREEMENT

OPTIKA INC.

AMENDED AND RESTATED
CERTIFICATE OF DESIGNATION
OF
SERIES A-1 CONVERTIBLE PREFERRED STOCK

     Optika Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (“DGCL”), DOES HEREBY CERTIFY that:

     A. Pursuant to the authority conferred upon the Board of Directors by Article IVB of the Second Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), and in accordance with the provisions of Section 151(g) of the DGCL, the Board of Directors on April 24, 2001, adopted a resolution creating a series of preferred stock designated as Series A-1 Convertible Preferred Stock.

     B. The Corporation’s original Certificate of Designation of Series A-1 Convertible Preferred Stock was filed with the Secretary of State of the State of Delaware on May 7, 2001.

     C. Pursuant to the authority vested in the Board of Directors by the Certificate of Incorporation, the Board of Directors on [                           ], 200[   ], in accordance with Section 141 of the DGCL, duly adopted resolutions amending and restating the Certificate of Designation of Series A-1 Convertible Preferred Stock as set forth below.

     D. The Amended and Restated Certificate of Designation of Series A-1 Convertible Preferred Stock set forth below has been adopted pursuant to Section 242 of the DGCL.
The Certificate of Designation of Series A-1 Convertible Preferred Stock of the Corporation is hereby amended and restated to read in its entirety as follows, and such Amended and Restated Certificate of Designation of Series A-1 Convertible Preferred Stock will supersede the original Certificate of Designation of Series A-1 Convertible Preferred Stock. Capitalized terms used herein shall have the meanings set forth in Section 7 hereof or otherwise in this Amended and Restated Certificate of Designation:

     SECTION 1. DESIGNATION; NUMBER; RANK.

      (a) Designation; Number. The shares of such series shall be designated “Series A-1 Convertible Preferred Stock” (the “Series A-1 Preferred Stock”). The number of shares constituting the Series A-1 Preferred Stock shall be 731,851.

     (b) Rank. The Series A-1 Preferred Stock shall, with respect to rights on liquidation, dissolution or winding up, be pari passu to the Common Stock, par value $0.001 per share, of the Corporation (the “Common Stock”) and all other capital stock of the Corporation issued prior to or on or after the date hereof.

     SECTION 2. DIVIDENDS.

     No dividend or other distribution, whether in cash, securities or other property, shall be paid on or declared and set apart for any share of Series A-1 Preferred Stock.

     SECTION 3. LIQUIDATION, DISSOLUTION OR WINDING UP.

     The Series A-1 Preferred Stock will have no liquidation preference.

     SECTION 4. VOTING RIGHTS.

     Except for any voting rights provided by law, the Series A-1 Preferred Stock will have no right to vote on any matters before the stockholders of the Corporation.

     SECTION 5. STATUS OF CONVERTED STOCK.

     Any shares of Series A-1 Preferred Stock converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares of Series A-1 Preferred Stock shall upon their cancellation, and upon the filing of any document required by the DGCL, become authorized but unissued shares of Preferred Stock, $0.001 par value, of the Corporation and may be reissued as part of another series of Preferred Stock, $0.001 par value, of the Corporation.

     SECTION 6. CONVERSION.

          (a) Right to Convert. The holders of Series A-1 Preferred Stock shall have the right following the Issue Date at any time in whole and from time to time in part, at such holder’s option, to convert each outstanding share of Series A-1 Preferred Stock into one fully paid and nonassessable share of Common Stock as set forth hereinafter.

          (b) Mechanics of Conversion. Conversion of the Series A-1 Preferred Stock may be effected by any such holder upon the surrender to the Corporation at the principal office of the Corporation or at the office of any agent or agents of the Corporation, as may be designated by the Board of Directors (the “Transfer Agent”), of the certificate(s) for such Series A-1 Preferred Stock to be converted, accompanied by a written notice (the date of such notice being referred to as the “Conversion Date”) stating that such holder elects to convert all or a specified number of such shares in accordance with the provisions of this Section 6 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case any holder’s notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. Other than such taxes, the Corporation will pay any and all transfer, issue, stamp and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series A-1 Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five Business Days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes which are the responsibility of the holder as set forth above (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered (i) certificates representing the number of validly issued, fully paid and nonassessable full shares of Common Stock, to which the holder of shares of Series A-1 Preferred Stock being converted shall be entitled and (ii) if less than the full number of shares of Series A-1 Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares being converted. Such conversion shall be deemed to have been made at the close of business on the Conversion Date so that the rights of the holder thereof as to the shares being converted shall cease except for the rights pursuant to this Section 6 to receive shares of Common Stock, in accordance herewith, and the person entitled to receive the shares of Common Stock shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

     SECTION 7. DEFINITIONS.

     For the purpose of this Amended and Restated Certificate of Designation of Series A-1 Convertible Preferred Stock, the following terms shall have the meanings indicated:

     “Board of Directors” shall mean the board of directors of the Corporation.

     “Business Day” shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in New York City, New York are authorized or obligated by law or executive order to close.

     “Issue Date” shall mean May 7, 2001.

     “person” shall mean any individual, firm, corporation, partnership or other entity, and shall include any successor (by merger or otherwise) of such entity.

     IN WITNESS WHEREOF, the officers named below, acting for and on behalf of Optika Inc., have hereunto subscribed their names on this [   ]th day of [   ], 200[_].

OPTIKA INC.			Attest:

By:			By:

	[	]		[	]

	President and Chief Executive Officer			[	]

EXHIBIT D
TO SERIES A-1 VOTING AGREEMENT

IRREVOCABLE PROXY

     The undersigned, revoking any proxy heretofore given, hereby constitutes and appoints each of Robert F. Olson and Gregg A. Walson the true and lawful attorney, with full power of substitution, for and in the name of the undersigned to vote, at any time before the Termination (defined below), all shares of capital stock of Optika Inc., a Delaware corporation (the “Company”), (1) registered in the name of the undersigned at the record date for such vote, or (2) over which the undersigned has voting power by power of attorney or other contractual arrangements with the owner of record (collectively, the “Shares”), at any meeting of the stockholders of the Company, and at all adjournments thereof, and pursuant to any consent of the stockholders in lieu of a meeting or otherwise, in favor of approval of the Merger Agreement (defined below), the Merger (defined below) and the Restatement (defined below).

     This Proxy is given with respect to the approval of (i) the Agreement and Plan of Merger among Stellent, Inc., a Minnesota corporation (the“Buyer”), STEL Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Buyer, and the Company, dated as of January [   ], 2004, as the same may be amended from time to time in accordance with the provisions thereof and the provisions of the Voting Agreement (as defined below) (the “Merger Agreement”), (ii) the merger contemplated by the Merger Agreement (the “Merger”), and (iii) the approval of an amended and restatement of the Company’s Certificate of Designation of Series A-1 Convertible Preferred Stock (the “Restatement”) in connection therewith in the form set forth in Exhibit C to the Written Consent and Voting Agreement dated as of the date hereof among the Buyer and each of the persons and entities listed on Exhibit A thereto (the “Voting Agreement”). This Proxy is given to induce the Buyer to enter into the Merger Agreement, is coupled with an interest, and is irrevocable; provided, that this Proxy will terminate automatically and without further action on behalf of the undersigned upon the termination of the Voting Agreement pursuant to Section 13 thereof (the “Termination”).

     The undersigned hereby ratifies and confirms all that the proxies named herein may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, an authorized officer of the undersigned or its managing member has hereunto set his or her hand as of this January [   ], 2004.

[ENTITY NAME AND SIGNATURE BLOCK]